EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

First American Financial Corporation

(dollars in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings
Adjusted income (loss) before income taxes(1)	$317,096	$134,262	$212,064	$197,445	$(107,934)	$(206,772)

Fixed charges
Interest expense	$7,437	$12,065	$14,881	$19,819	$27,215	$42,607
Amortization of deferred financing costs	1,554	2,307	1,561	—	—	—
Estimate of interest within rent (one third of total rent expense)(2)	26,301	36,691	42,542	53,352	66,381	76,093

Total fixed charges	$35,292	$51,063	$58,984	$73,171	$93,596	$118,700

Ratio
Earnings plus fixed charges	$352,388	$185,325	$271,048	$270,616	$(14,338)	$(88,072)
Fixed charges	$35,292	$51,063	$58,984	$73,171	$93,596	$118,700

Ratio of earnings to fixed charges	10.0x	3.6x	4.6x	3.7x	(3)	(3)

(1)	For purposes of calculating this ratio, earnings consist of income (loss) before income taxes adjusted to exclude income or loss from equity investees and amortization of capitalized interest, plus distributed income of equity investees.
(2)	Represents our reasonable approximation of the interest factor of rent expense.
(3)	The amount of the deficiency was $107.9 million in 2008 and $206.8 million in 2007.